PROXY MEMORANDUM

To:	Pfizer Inc. Shareholders
Subject:	Shareholder resolution to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board
Date:	April 6, 2018
Contacts:	Thomas McCaney at tmccaney@osfphila.org
Donna Meyer at dmeyer@mercyinvestments.org

We urge you to vote FOR Item 6, Shareholder Proposal Regarding Independent Chair Policy, at the annual meeting for Pfizer Inc. (NYSE:PFE) on April 26, 2018.

This reform was recommended to Pfizer by the Investors for Opioid Accountability (IOA), a diverse coalition that includes state treasurers, publicly elected comptrollers, asset managers, faith-based, public and labor funds.  We are members of the IOA, which was established in response to concerns for the threats to shareholder value stemming from the opioid crisis.

Independent board leadership is absolutely critical at this juncture of Pfizer’s business strategy:

•	Pfizer faces mounting reputational risk related to its drug price increases over several years, both for the opioid related treatment drug known as naloxone, but almost 100 other drugs.
•
Pfizer’s pricing strategy is particularly concerning when a significant portion of Pfizer’s revenue and net income, components of the metrics used to determine the company’s executive pay plan, have been shown to be derived from drug price increases alone.

•
The recent $8 million retention award to Pfizer’s CEO and Chair Ian Read, part of a total pay package of $27.9 million,[i] represents a miscalculation of optics in the context of Pfizer’s price hikes and reflects on the Board’s poor CEO succession planning process.

Against this context, we believe that adopting a policy to require an independent chair at Pfizer is even more critical.

PFIZER’S PROBLEMATIC HISTORY OF DRUG PRICING ISSUES

Pfizer’s history of drug price increases is well documented.  In fact, under CEO and Chair Ian Read’s leadership, the company increased the pricing of almost 100 drugs by an average of 20% in just the first half of 2017.ii  These increases mirror price hikes by Pfizer from 2014-2016, ranging from an average of 8% to 10% approximately every six months during the three-year period.iii

In the context of the opioids crisis, access to naloxone, a generic opioid overdose treatment drug, has become essential to first responders and public health officials, with naloxone pricing straining budgets of cities and towns nationwide.iv  Yet, an independent study by the New England Journal of Medicine has shown Pfizer increased the price of naloxone by 129% from 2012-2016, with little transparency to shareholders as to how these price increases have impacted issues like executive compensation.

From 2012-2015, 33% of the Pfizer’s revenue was derived from price increases alone.v  A Credit Suisse report found that net price increases contributed to 100% of net income growth at Pfizer in 2016.vi   We worry that these metrics have been used as part of Read’s compensation performance measures under both the company’s short- and long-term incentive plans.  Despite witnessing the regulatory scrutiny and public backlash to similar drug price increases by Mylan and Valeant, the Board has continued to back and generously compensate Read’s reliance on increases in drug pricing as an artificial means to improve the company’s growth and performance.

PFIZER’S RECENT CEO RETENTION AWARD AND SUCCESSION PLANNING CONCERNS

With unsuccessful attempts to sell Pfizer’s consumer business line and competition challenges to the company’s oncology franchises in the background, Pfizer recently announced that it awarded Read an $8 million retention bonus in order to retain the executive for an additional year of service.vii  This award represents a clear misstep in the Board’s oversight of CEO succession planning.  During the eight years of Read’s tenure, the Board should have been curating a pool of appropriate successors. viii   Instead, it appears to have waited to implement a succession plan until the year of Read’s potential retirement.  In light of the Board’s inadequate succession planning, we believe that the company would benefit from a more independent Board leadership structure.

The nature of the award itself also demonstrates a need for a more independent and objective evaluation of the company’s compensation packages by the Board going forward.  The $8 million award contains a performance goal that lacks a sustained metric throughout the vesting period, instead allowing achievement during any of the five-year period.  Additionally, Read’s $13 million long term incentive awards should be more than adequate to incentivize him for an additional year of service, which like his retention award, will continue to vest after his retirement.  Lastly, the grant effectively operates as a backdoor severance package.  Albert Bourla, now a director, has been promoted to a newly created position of COO in order to “enable Mr. Read to spend more time focusing on the company’s long term strategic goals.”ix  Effectively, Read is being paid 61% more than the prior year with fewer responsibilities.

An independent Board Chairman is essential to critically evaluating management’s performance, ensuring pay is appropriately aligned based on management’s successes and failures, and preserving the Board’s fiduciary duties to shareholders.  While some investors may believe that Pfizer’s Lead Independent Director’s duties are robust, this has done little to address Pfizer’s succession planning process or the legacy of a CEO whose strategies appear to have left the company in such a complicated state that finding an adequate successor is now problematic. Pfizer’s Ian Read serves both as CEO and Chair of the Company’s Board of Directors. We believe the combination of these two roles in a single person weakens a corporation’s governance structure.  In our view, shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board. The primary duty of a Board of Directors is to oversee the management of a company on behalf of shareholders. A combined CEO / Chair creates a potential conflict of interest, resulting in excessive management influence on the Board and weaker oversight of management. Chairing and overseeing the Board is a time intensive responsibility. A separate Chair also frees the CEO to manage the company and build effective business strategies. In light of these issues, we believe the Board would provide greater oversight of management with independent board leadership.  We therefore urge you to vote FOR Item 6.

i Anders Melin, “Pfizer Lifts CEO’s Pay 61% to $27.9 Million with Retention Bonus,” Bloomberg, March 15, 2018, available at https://www.bloomberg.com/news/articles/2018-03-15/pfizer-lifts-ceo-s-pay-61-to-27-9-million-with-retention-bonus.
ii David Crow, “Pfizer raises US prices of 91 drugs by 20% in 2017,” Financial Times, June 2, 2017, available at https://www.ft.com/content/b2e0dd80-47ab-11e7-8519-9f94ee97d996.
iii Ed Silverman, “Pfizer just raised drug prices by an average of nearly 9 percent,” STAT, June 9, 2017, available at https://www.statnews.com/pharmalot/2016/06/09/pfizer-drug-prices-turing-valeant/.
iv Esther Honig, “As Opioid Overdoses Bleed City’s Budget, Councilman Proposes Stopping treatment,” NPR, June 29, 2017.
v Mathew Herper, “Pfizer’s CEO Faces the Drug Pricing Firestorm,” Forbes, October 13, 2015, Forbes, available at https://www.forbes.com/sites/matthewherper/2015/10/13/why-viagra-keeps-going-up-pfizers-ceo-on-the-drug-pricing-controversy/#6bc1d4cc66af.
vi Credit Suisse, Equity Research: Global Pharma and Biotech, April 18, 2017, p. 5
vii Arlene Weintraub, “Pfizer hands CEO massive pay raise – plus $8M bonus-to dissuade him from retiring, FiercePharma, March 16, 2018, available at https://www.fiercepharma.com/corporate/pfizer-hands-ceo-massive-pay-raise-plus-8m-share-bonus-to-dissuade-him-from-retiring.
viii https://www.spencerstuart.com/research-and-insight/ceo-succession-planning-ceos-critical-role
ix Pfizer, DEF 14-A, Proxy Statement for 2018 Annual Meeting, p. 20.